As filed with the Securities and Exchange Commission on December 27, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

RADIANT SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Georgia	11-2749765
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

3925 Brookside Parkway
Alpharetta, Georgia 30022
(770) 576-6000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John H. Heyman
Executive Vice President, Co-Chief Executive Officer and Chief Financial Officer
3925 Brookside Parkway
Alpharetta, Georgia 30022
(770) 576-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

David W. Ghegan, Esq.
Smith, Gambrell & Russell, LLP
1230 Peachtree Street, N.E., Suite 3100
Atlanta, Georgia 30309
(404) 815-3782

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee

Common Stock, no par value per share	85,464 shares	$9.65	$824,728.00	$75.87

(1)	The shares of common stock are being registered hereby for the account of certain shareholders of Radiant Systems, Inc. No other shares of common stock are being registered pursuant to this offering.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low reported prices of the Common Stock on the Nasdaq National Market on December 24, 2002.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED DECEMBER 27, 2002

PROSPECTUS

85,464 Shares

RADIANT SYSTEMS, INC.

Common Stock

This is a resale of outstanding shares of our common stock by the selling shareholders named in this prospectus. The shares covered by this prospectus were issued by us as consideration in the acquisition of Breeze Software Proprietary Limited, and are being offered for resale by the former shareholders of that company.

Our common stock is quoted on the Nasdaq National Market under the symbol “RADS.” On December 26, 2002, the last reported sale price for our common stock, as reported on Nasdaq, was $9.44 per share.

The selling shareholders will sell their shares as described in the “Plan of Distribution” section, which begins on page 18. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2002

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the SEC relating to the shares of our common stock being offered. This prospectus does not include all of the information in the registration statement and provides you with a general description of the securities offered. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered. The registration statement can be read at the SEC web site or at the SEC Public Reference Room mentioned under the heading “Where You Can Find More Information.”

When acquiring any of the securities discussed in this prospectus, you should rely only on the information provided in this prospectus, including the information incorporated by reference. Neither we nor any selling shareholders have authorized anyone to provide you with different information. The securities are not being offered in any state where the offer would be prohibited. You should not assume that the information in this prospectus or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of the respective document.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our,” or similar references mean Radiant Systems, Inc. and its subsidiaries.

i

NOTICE REGARDING ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. Arthur Andersen LLP was our principal independent accountant until their dismissal on July 18, 2002. Prior to the date of this prospectus, the Arthur Andersen partners who reviewed our most recent audited financial statements resigned from Arthur Andersen and the firm has subsequently ceased practicing before the SEC. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen’s written consent to the inclusion in this registration statement of its audit report originally issued on February 8, 2002 with respect to our financial statements. Under these circumstances, Rule 437a under the Securities Act permits us to file this registration statement without the written consent of Arthur Andersen. Accordingly, Arthur Andersen will not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement.

ii

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements include the information concerning the possible or assumed future results of operations of us or our subsidiaries. Also, when we use words such as “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements. Prospective investors should note that many factors, some of which are discussed elsewhere in this document and in the exhibits, could affect our future financial results and could cause the results to differ materially from those expressed in our forward-looking statements contained in this prospectus. These factors include the following:

•	operating, legal and regulatory risks;

•	economic, political and competitive forces affecting our business; and

•	the risk that our analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The accompanying information contained in this prospectus, as well as in our SEC filings, identifies important additional factors that could adversely affect actual results and performance. Prospective investors are urged to carefully consider such factors.

All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-(800)-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet site at www.sec.gov.

We have filed a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock being offered. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference the following documents previously filed with the SEC:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;
2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;
3.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;
4.	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002; and
5.
The description of our common stock contained in our Registration Statement on Form 8-A filed on January 27, 1997 under Section 12 of the Securities Exchange Act of 1934, including all amendments and reports updating that description.

Any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the completion of this offering shall also be deemed to be incorporated by reference into this prospectus. Any information incorporated by reference will be modified or superseded by any information contained in this prospectus or in any other document filed later with the SEC which modifies or supersedes such information. Any information that is modified or superseded will become a part of this prospectus as the information has been so modified or superseded.

We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to Melissa Coley, Investor Relations, Radiant Systems, Inc., 3925 Brookside Parkway, Alpharetta, Georgia 30022, telephone number (770) 576-6000.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and the documents incorporated by reference in this prospectus, before deciding to invest in our common stock.

We have a history of operating losses and an investment in our common stock is extremely speculative and involves a high degree of risk.

We reported a net loss of $428,000 in 2001. Although we reported net income of $4.6 million for the nine months ended September 30, 2002 and net income of $7.6 million and $6.8 million in 1999 and 2000, respectively, we incurred net losses in both 1998 and 1997. As a result, there can be no assurance that we will be able to continue to achieve and maintain profitability for the remainder of 2002 and beyond. We anticipate that completing products under development, and marketing existing products and new releases will require substantial expenditures. Accordingly, an investment in our common stock is extremely speculative in nature and involves a high degree of risk.

We are dependent on the continued growth of the Internet and Internet-based software.

We are embracing the Internet as part of our product development and sales and marketing strategy. To that extent, we are making significant investments in new products and business models. There can be no guarantee that these efforts will be successful, or, if successful, to what extent. Moreover, critical issues concerning the commercial use of the Internet, such as ease of access, security, reliability, cost and quality of service, remain unresolved and may affect the growth of Internet use or the attractiveness of conducting commerce on-line.

In addition, the Internet has created new competitors and creative business models with which we must contend. These competitive forces could result in Radiant losing market share, reducing margins or increasing investments. As a result, our business, operating results and financial condition could be materially and adversely affected.

Our revenues are significantly concentrated in the convenience store market and demand for our products and services could be disproportionately affected by instability or a downturn in the convenience store market.

Approximately 53% of our total revenues in both 2001 and 2000 and 35% of our total revenues for the nine months ended September 30, 2002 were related to the convenience store market, which is dependent on the domestic and international economy. The convenience store market is affected by a variety of factors, including global and regional instability, governmental policy and regulation, natural disasters, consumer buying habits, consolidation in the petroleum industry, war and general economic conditions. Adverse developments in the convenience store market could materially and adversely affect our business, operating results and financial condition. In addition, we believe the purchase of our products is relatively discretionary and generally involves a significant commitment of capital, because purchases of our products are often accompanied by large scale hardware purchases. As a result, although we believe our products can assist convenience stores in a competitive environment, demand for our products and services could be disproportionately affected by instability or downturns in the convenience store market which may cause clients to exit the industry or delay, cancel or reduce planned expenditures for information management systems and software products.

We may be required to defer recognition of revenues on our software products which may have a material adverse effect on our financial results.

We may be required to defer recognition of revenues for a significant period of time after entering into a license agreement for a variety of reasons, including:

•	transactions that include both currently deliverable software products and software products that are under development or other undeliverable elements;

•	transactions where the client demands services that include significant modifications, customizations or complex interfaces that could delay product delivery or acceptance;

•	transactions that involve acceptance criteria that may preclude revenue recognition or if there are identified product-related issues, such as performance issues; and

•	transactions that involve payment terms or fees that depend upon contingencies.

Because of the factors listed above and other specific requirements under generally accepted accounting principles (“GAAP”) for software revenue recognition, we must have very precise terms in our license agreements in order to recognize revenue when we initially deliver software or perform services. Although we have a standard form of license agreement that meets the criteria under GAAP for current revenue recognition on delivered elements, we negotiate and revise these terms and conditions in some transactions. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes result in deferred revenue recognition well after the time of delivery or project completion. This deferral of revenue recognition could have a material adverse effect on our financial results.

Various changes in accounting interpretations relating to revenue recognition could cause us to alter our current revenue recognition practices which could have a material adverse effect on our financial results.

Over the past several years, the American Institute of Certified Public Accountants issued Statement of Position, or SOP 97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” These standards address software revenue recognition matters primarily from a conceptual level and do not include specific implementation guidance. We believe that we are currently in compliance with both SOP 97-2 and SOP 98-9. In addition, in December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, or SAB 101, which explains how the SEC staff believes existing revenue recognition rules should be applied or analogized to for transactions not addressed by existing rules. The accounting profession continues to discuss certain provisions of SOP 97-2 and SAB 101 with the objective of providing additional guidance on potential interpretations. These discussions and the issuance of interpretations, once finalized, could lead to unanticipated changes in our current revenue accounting practices, which could cause us to alter our current revenue recognition practices. Accordingly, we could decide to change our business practices significantly. These changes may extend sales cycles, increase administrative costs and otherwise adversely affect our business.

Our failure to effectively manage our growth could have a material adverse effect on our business, operating results and financial condition.

The growth in the size and complexity of our business and the expansion of our product lines and our client base may place a significant strain on our management and operations. An increase in the demand for our products could strain our resources or result in delivery problems, delayed software releases, slow response time, or insufficient resources for assisting clients with implementation of our products and services, which could have a material adverse effect on our business, operating results and financial condition. We anticipate that continued growth, if any, will require us to recruit, hire and assimilate a substantial number of new employees, including consulting, product development, sales and marketing personnel.

Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force, particularly our direct sales force and consulting services organization. There can be no assurance that we will be able to manage any future growth, and any failure to do so could have a material adverse effect on our business, operating results and financial condition.

We may be unable to find suitable acquisition candidates and may not be able to successfully integrate businesses that we do acquire into our operations.

As part of our operating history and growth strategy, we have acquired other businesses. We may continue to seek acquisition candidates in selected markets and from time to time we may engage in exploratory discussions with suitable candidates. There can be no assurance, however, that we will be able to identify and acquire targeted businesses or obtain financing for such acquisitions on satisfactory terms. The process of integrating acquired businesses into our operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention. In particular, the integration of acquired technologies with our existing products could cause delays in the introduction of new products. In connection with future acquisitions, we may incur significant charges to earnings as a result of, among other things, the write-off of purchased research and development. For instance, in the second quarter of 1997, we recorded one-time accounting charges of approximately $30.1 million for the write-off of purchased research and development and compensation expense in connection with our 1997 acquisitions. Future acquisitions may be financed through the issuance of common stock, which may dilute the ownership of our shareholders, or through the incurrence of additional indebtedness. Furthermore, there can be no assurance that competition for acquisition candidates will not escalate, thereby increasing the costs of making acquisitions or making suitable acquisitions unattainable.

Our revenues and results of operations are difficult to predict and may fluctuate substantially from quarter to quarter which could negatively affect the trading price of our common stock.

Our revenues and results of operations are difficult to predict and may fluctuate substantially from quarter to quarter. These fluctuations can adversely affect our business and the market price of our stock. License revenues in any quarter depend substantially upon our total contracting activity and our ability to recognize revenues in that quarter in accordance with our revenue recognition policies. Our contracting activity is difficult to forecast for a variety of reasons, including the following:

•	a significant portion of our license agreements are typically completed within the last few weeks of the quarter;
•	our sales cycle is relatively long and varies as a result of the expansion of our product line and broadening our software product applications to cover a client’s overall business;
•	the size of license transactions can vary significantly;
•	the possibility that economic downturns are characterized by decreased product demand, price erosion, technological shifts, work slowdowns and layoffs may substantially reduce contracting activity;
•	clients may unexpectedly postpone or cancel anticipated system replacement or new system evaluations due to changes in their strategic priorities,
•	project objectives, budgetary constraints or company management;
•
client evaluations and purchasing processes vary significantly from company to company, and a client’s internal approval and expenditure authorization process can be difficult and time consuming, even after selection of a vendor;

•	changes in our pricing policies and discount plans may affect client purchasing patterns;
•	the number, timing and significance of Radiant’s and its competitors’ software product enhancements and new software product announcements may affect purchase decisions; and
•
the introduction of new research and development projects requires us to increase significantly our operating expenses to fund greater levels of product development and to develop and commercialize additional products and services. To the extent that such expenses precede or are not subsequently followed by increased revenues, our business, results of operations and financial condition may be materially and adversely affected.

In addition, our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, our net income is likely to be disproportionately adversely affected.

Due to all of the foregoing factors, in some future quarters our operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock would likely be materially and adversely affected.

We are highly dependent on a limited number of clients, the loss of one or more of which could have a material adverse effect on our business.

We sell systems and services to a limited number of large clients. During the nine months ended September 30, 2002, approximately 27.1% of our revenues were derived from 10 clients. During 2001, 2000 and 1999, approximately 32.3%, 38.0% and 40.9%, respectively, of our revenues were derived from five clients. There can be no assurance that the loss of one or more of these clients will not have a material adverse effect on our business, operating results and financial condition.

We have traditionally depended on our installed client base for additional future revenue from services and licenses of other products. As such, if clients fail to renew their maintenance agreements, our revenues could decrease. The maintenance agreements are generally renewable annually at the option of the clients and there are no mandatory payment obligations or obligations to license additional software. Therefore, current clients may not necessarily generate significant maintenance revenue in future periods. In addition, clients may not necessarily purchase additional products or services. Any downturn in software license revenue could result in lower services revenue in future quarters.

Our success will depend on our ability to develop new products and to adapt to rapid technological change.

We have a substantial ongoing commitment to research and development. In this regard, we are currently designing, coding and testing a number of new products and developing expanded functionality of our current products that will be important for us to remain competitive. The types of products sold by us are subject to rapid and continual technological change. Products available from us, as well as from its competitors, have increasingly offered a wider range of features and capabilities. We believe that in order to compete effectively in selected vertical markets, we must provide compatible systems incorporating new technologies at competitive prices. There can be no assurance that we will be able to continue funding research and development at levels sufficient to enhance our current product offerings or will be able to develop and introduce on a timely basis new products that keep pace with technological developments and emerging industry standards and address the evolving needs of clients. There can also be no assurance that we will not experience difficulties that will result in delaying or preventing the successful development, introduction and marketing of new products in our existing markets or that our new products and product enhancements will adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. Likewise, there can be no assurance as to the acceptance of our products in new markets, nor can there be any assurance as to the success of our penetration of these markets, or to the revenues or profit margins with respect to these products. Our inability, for any reason, to develop and introduce new products and product enhancements in a timely manner in response to changing market conditions or client requirements could materially adversely affect our business, operating results and financial condition.

In addition, we strive to achieve compatibility between our products and retail systems we believe are or will become popular and widely adopted. We invest substantial resources in development efforts aimed at achieving such compatibility. Any failure by us to anticipate or respond adequately to technology or market developments could materially adversely affect our business, operating results and financial condition.

We operate in a highly competitive market and can make no assurance that we will be able to compete successfully against our current or future competitors.

The market for retail information systems is intensely competitive. We believe the principal competitive factors in such market are product quality, reliability, performance and price, vendor and product reputation, financial stability, features and functions, ease of use and quality of support and degree of integration effort required with other systems. A number of companies offer competitive products addressing certain of our target markets. In addition, we believe that new market entrants may attempt to develop fully integrated systems targeting the retail industry. In the market for consulting services, we compete with the consulting divisions of the big four accounting firms, Electronic Data Systems, Inc., independent consultant firms and other systems integrators. Many of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, operating results and financial condition.

Additionally, we compete with a variety of hardware and software vendors. Some of our competitors may have advantages over us due to their significant worldwide presence, longer operating and product development history, and substantially greater financial, technical and marketing resources. If competitors offer more favorable payment terms and/or more favorable contractual implementation terms or guarantees, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes would be likely to reduce our margins.

Our increased investment in our international segment could expose us to risks in addition to those experienced in the United States.

Our international revenues grew to $13.4 million in 2001 from $2.7 million in 2000, as we continue to invest in an effort to enhance our international operations. For the nine months ended September 30, 2002, our international revenues increased to $16.2 million, compared to $9.6 million in the comparable prior year period. The global reach of our business could cause us to be subject to unexpected, uncontrollable and rapidly changing events and circumstances in addition to those experienced in United States locations. The following factors, among others, present risks that could have an adverse impact on our business operating results and financial condition:

•	conducting business in currencies other than United States dollars subjects us to currency controls and fluctuations in currency exchange rates;

•	we may be unable to hedge the currency risk in some transactions because of uncertainty or the inability to reasonably estimate its foreign exchange exposure;

•	increased cost and development time required to adapt our products to local markets;

•	lack of experience in a particular geographic market;

•
legal, regulatory, social, political, labor or economic conditions in a specific country or region, including loss or modification of exemptions for taxes and tariffs, and import and export license requirements; and

•	operating costs in many countries are higher than in the United States.

The loss of our key personnel could have a material adverse effect on our business.

Our future success depends in part on the performance of our executive officers and key employees. We do not have employment agreements with any of our executive officers. We maintain a $1.0 million “key person” life insurance policy on each of Erez Goren and Alon Goren, our Co-Chief Executive Officer and Chief Technology Officer. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, operating results and financial condition.

Our inability to attract, hire or retain the necessary technical and managerial personnel could have a material adverse effect on our business, operating results and financial condition.

Our inability to attract, hire or retain the necessary technical and managerial personnel could have a material adverse effect on our business, operating results and financial condition. We are heavily dependent upon our ability to attract, retain and motivate skilled technical and managerial personnel, especially highly skilled engineers involved in ongoing product development and consulting personnel who assist in the development and implementation of our total business solutions. The market for such individuals is intensely competitive. Due to the critical role of our product development and consulting staffs, the inability to recruit successfully or the loss of a significant part of our product development or consulting staffs would have a material adverse effect on us. The software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract, hire or retain the necessary technical and managerial personnel could have a material adverse effect upon our business, operating results and financial condition.

Our success and ability to compete is dependent upon our ability to protect our proprietary technology.

Our success and ability to compete is dependent in part upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect this proprietary technology. We enter into confidentiality and non-compete agreements with our employees and license agreements with our clients and potential clients, which limit access to and distribution of our software, documentation and other proprietary information. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

Certain technology used in conjunction with our products is licensed from third parties, generally on a non-exclusive basis. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could delay our ability to ship certain of our products while we seek to implement technology offered by alternative sources, and any required replacement licenses could prove costly. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of our products or relating to current or future technologies, there can be no assurance that we will be able to do so on commercially reasonable terms or at all.

Our executive officers own a significant amount of our common stock and will be able to exercise significant influence on matters requiring shareholder approval.

Our executive officers collectively own approximately 39% of our outstanding common stock. Consequently, together they continue to be able to exert significant influence over the election of our directors, the outcome of most corporate actions requiring shareholder approval and our business.

The market price for our common stock is extremely volatile and we do not expect to pay dividends on our common stock in the foreseeable future.

The market price for our common stock has experienced substantial price volatility since our initial public offering in February 1997 and such volatility may continue in the future. Our quarterly operating results and the operating results of other companies participating in the computer-based products and services industry, changes in economic conditions, the financial markets of the computer products and services industries, natural disasters or other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology stocks in particular and that have often been unrelated or disproportionate to the operating performance of these companies. For the foreseeable future, it is expected that earnings, if any, generated from our operations will be used to finance the growth of business, and that no dividends will be paid to holders of our common stock.

Our Articles of Incorporation contain anti-takeover provisions which could have the effect of making it more difficult for a third party to acquire control of us.

Our Amended and Restated Articles of Incorporation authorize the Board of Directors to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of the preferred stock without further vote or action by our shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While we have no present intention to issue additional shares of preferred stock, such issuance, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock. In addition, certain provisions of our Articles of Incorporation and Bylaws may discourage proposals or bids to acquire us. This could limit the price that certain investors might be willing to pay in the future for shares of common stock. Our Articles of Incorporation divide the Board of Directors into three classes, as nearly equal in size as possible, with staggered three-year terms. One class will be elected each year. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire control of us. In addition, our Bylaws contain provisions which place restrictions on business combinations with interested shareholders.

Our principal independent public accountant for the fiscal years ended December 31, 1999, 2000 and 2001, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges, and you are unlikely to be able to exercise effective remedies against them in any legal action.

On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP, our independent public accountant for the fiscal years ended December 31, 1999, 2000 and 2001, guilty of federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp.

In light of the jury verdict and the underlying events, Arthur Andersen has ceased practicing before the SEC. A substantial number of Arthur Andersen’s personnel have already left the firm, including the individuals responsible for auditing our audited financial statements for the fiscal years ended December 31, 1999, 2000 and 2001 included in this prospectus, and substantially all remaining personnel are expected to leave Arthur Andersen in the near future. The ability of Arthur Andersen to continue to survive, avoid a bankruptcy filing and satisfy any judgments obtained against them is in substantial doubt. Because it is unlikely that Arthur Andersen will survive, you are unlikely to be able to exercise effective remedies or collect judgments against them.

Moreover, as a public company, we are required to file with the SEC financial statements audited or reviewed by an independent public accountant. On June 15, 2002 the SEC issued a statement that it will continue to accept financial statements audited by Arthur Andersen on an interim basis if Arthur Andersen is able to make certain representations to its clients concerning audit quality controls. Arthur Andersen has made such representations to us. However, for the reasons noted above, Arthur Andersen will not be able to make these representations in the future or to provide other information or documents that would customarily be received by us in connection with this offering, including consents and “comfort letters.” In addition, Arthur Andersen will not be able to perform procedures to assure the continued accuracy of its report on our audited financial statements included in this prospectus for the fiscal years ended December 31, 1999, 2000 and 2001. Arthur Andersen will not be able to provide such information and documents and perform such procedures in future financings and other transactions. As a result, we may encounter delays, additional expense and other difficulties in this offering, future financings or other transactions.

As recommended by our Audit Committee, on July 18, 2002 our Board of Directors (i) dismissed our independent public accountants, Arthur Andersen, and notified Arthur Andersen of such dismissal and (ii) selected Deloitte & Touche LLP to serve as our independent public accountants for our fiscal year ending December 31, 2002. Please see “Notice Regarding Arthur Andersen LLP,” “Risk Factors—You may not be able to seek remedies or recover against Arthur Andersen under the federal securities laws” and “Experts.”

You may not be able to seek remedies or recover against Arthur Andersen under the federal securities laws.

In reliance on Rule 437a under the Securities Act, we have not filed a written consent of Arthur Andersen with respect to the inclusion in this prospectus of their reports regarding the audited financial statements for the fiscal years ended December 31, 1999, 2000 and 2001. Because Arthur Andersen has not provided a written consent to the inclusion of its reports in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein. Furthermore, relief in connection with claims that may be available to shareholders under the federal securities laws against auditing firms may not be available to shareholders as a practical matter against Arthur Andersen should it cease to operate or become financially impaired.

RADIANT SYSTEMS, INC.

Radiant Systems, Inc. provides enterprise-wide technology solutions to businesses that serve the consumer. We offer fully integrated retail automation solutions including point of sale systems; consumer-activated ordering systems; and web-based and client server-back office, headquarters-based management and decision support systems. In addition to our technology, we offer professional services focusing on technical implementation and process improvement, as well as hardware maintenance services and 24-hour help desk support. Our products provide integrated, end-to-end solutions that span from the consumer to the supply chain to help improve product profitability, employee productivity and client service through the use of innovative technology. Radiant’s mission is to enable businesses to achieve operational excellence through intelligent technology. To accomplish this mission, we combine powerful technology platforms, extensive industry knowledge and strategic partnerships to deliver positive returns on systems investments for companies ranging in size from single-site operators to multinational corporations.

Certain retail markets require many of the same product features and functionality. As a result, we believe we can continue to leverage our existing technology across various retail markets with limited incremental product development efforts. Moreover, we believe the Internet provides an important opportunity for us to better serve our clients and offer increased functionality at a lower total cost. In 1999, we began developing our new generation of management systems products—Enterprise Productivity Software, formerly WAVE(TM). This product architecture is designed to combine and expand the functionality of our Site Management Systems and Headquarters-Based Management Systems. Our architecture and platforms for these products are entirely web-based, which we believe will enable us to increase the functionality while decreasing the costs of implementing and maintaining technology solutions for retailers. We believe that these products will strengthen our offerings by providing integrated, end-to-end solutions that span from the consumer to the supply chain.

The Enterprise Productivity Software was generally released during the first quarter of 2002. We intend to offer our Enterprise Productivity Software both through the application service provider, or “ASP,” delivery model as well as through installations directly in client locations as “client-hosted” systems. In instances where clients select the ASP delivery model, we will remotely host applications from an off-site central server that users can access over dedicated lines, virtual private networks or the Internet. We are continuing to develop our Enterprise Productivity Software solution and to establish strategic relationships to facilitate these product offerings.

In connection with our strategy to develop ASP-delivered products, in April 2000 we began offering certain new and existing products on a subscription-based pricing model. Under this subscription-pricing model, clients pay a fixed, monthly fee for use of the Enterprise Productivity Software and the necessary hosting services to utilize those applications and solutions. This offering represents a change in our historical pricing model in which clients were charged an initial licensing fee for use of our products and continuing maintenance and support during the license period. To date, we continue to derive a majority of our revenues from these legacy products under our traditional sales model of one-time software license revenues, hardware sales and software maintenance and support fees. Based on this historical trend, we anticipate that clients who elect to purchase our legacy products will continue to favor the one-time software license and hardware purchases over the subscription-based pricing model for the foreseeable future.

Although our subscription-based revenues to date have been immaterial to total revenues, we expect that the general release of the Enterprise Productivity Software will lead to an increase in the percentage of recurring revenues coming from subscription-based offerings. As a result of offering clients a subscription-pricing model and the decline of revenues from legacy site management and headquarters solutions, we may see a decline in the one-time revenues from software license fees, replaced over time by monthly subscription fees. In addition, we expect revenues from maintenance and support from existing clients to decline and to be replaced by subscription fees should existing clients convert to the subscription-pricing model. Although we anticipate that most sales of the Enterprise Productivity Software will occur under the subscription-based pricing model, market demands may require, or we may decide, to sell the Enterprise Productivity Software under our traditional sales model of a one-time software license fee along with ongoing maintenance and support fees.

This change in our product strategy to develop and offer ASP-delivered and Internet solutions and the transition to a subscription-pricing model involves certain risks and assumptions. There can be no assurance that we will successfully implement these changes in our organization, product strategy or pricing model, that our clients will embrace an Internet-based product or that the changes will not have a material adverse effect on our business, financial condition or results of operations.

To date, our primary source of revenues has been large client rollouts of our products, which are typically characterized by the use of fewer, larger contracts. These contracts typically involve longer negotiating cycles, require the dedication of substantial amounts of working capital and other resources, and in general require costs that may substantially precede recognition of associated revenues. During the third quarter ended September 30, 2001, we began to experience declines in revenues and negative operating results. We attribute these declines primarily to the current global economic environment and the product transition we are currently undertaking in advance of the general release of the Enterprise Productivity Software. In response to these circumstances, during the latter part of the third quarter and throughout the fourth quarter of 2001, we downsized our personnel by 7.3% in order to contain our operating costs. In conjunction with our efforts to reduce operating costs, in the fourth quarter of 2001 we initiated a change in compensation to its senior management team. Under this plan, each individual was granted a certain number of stock options in return for a specified reduction in salary compensation. As part of this plan, in return for annual salary reductions of approximately $2.4 million through mid-October 2002, we issued approximately 880,000 options at an exercise price of $5.63. The options vest in various increments over 18 months. Although our revenues have increased during the nine months ended September 30, 2002 over the same period a year ago, if our product transition or industry acceptance of the Enterprise Productivity Software progresses slower than currently anticipated or if the economic downturn continues or worsens, we believe we could again experience a decline in revenues and negative operating results. Additionally, during the fourth quarter of 2002, salaries previously forfeited by our senior leadership team will be reinstated, which will result in an additional ongoing expense of approximately $600,000 per quarter.

On June 30, 2001 we signed a contract with Yum! Brands, Inc. (“Yum! Brands”), formerly Tricon Restaurant Services Group, Inc., evidencing a multi-year arrangement to implement the Enterprise Productivity Software exclusively in Yum! Brands’ company-owned restaurants around the world. Yum! Brands’ franchisees will also be able to subscribe to the software under the same terms as the company-owned restaurants. As part of this agreement, we agreed to purchase from Yum! Brands its source code and object code for certain back office software previously developed by Yum! Brands for $20.0 million, $16.5 million of which is payable in specified annual installments through December 31, 2003. The remaining $3.5 million is payable on a pro rata basis based upon Yum! Brands’ acceptance and rollout of the Enterprise Productivity Software and fulfillment of its total target client store commitment beginning in 2002 and ending in 2004. Costs associated with the purchase of this asset, costs of professional services work performed, as well as cash received by us, will be deferred and recognized over the five-year subscription term of the contract beginning upon installation of the Enterprise Productivity Software at each site. During 2001, we paid Yum! Brands $2.8 million as our initial payment for the purchase of the Yum! Brands back office software, and capitalized approximately $540,000 in personnel costs associated with professional services for which associated revenues of approximately $1.5 million were deferred. During the nine months ended September 30, 2002, we paid Yum! Brands $5.3 million as its second installment payment for the purchase of Yum! Brands back office software, and deferred approximately $580,000 in personnel costs associated with professional services for which associated revenues of approximately $1.3 million were deferred.

Recent Developments

As recommended by our Audit Committee, on July 18, 2002 our Board of Directors (i) dismissed our independent public accountants, Arthur Andersen, and notified Arthur Andersen of such dismissal and (ii) selected Deloitte & Touche LLP to serve as our independent public accountants for our fiscal year ending December 31, 2002. Please see “Notice Regarding Arthur Andersen LLP,” “Risk Factors—Our principal independent public accountant for the fiscal years ended December 31, 1999, 2000 and 2001, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges, and you are unlikely to be able to exercise effective remedies against them in any legal action,” “Risk Factors—You may not be able to seek remedies or recover against Arthur Andersen under the federal securities laws” and “Experts.”

We are incorporated under the laws of the State of Georgia. Our principal executive offices are located at 3925 Brookside Parkway, Alpharetta, Georgia 30022 and our telephone number is (770) 576-6000. For further information about Radiant, see “Where You Can Find More Information” on page 1.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Company for the periods indicated, which data has been derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company as of, and for each of the years in the five-year period ended December 31, 2001, have been audited by Arthur Andersen LLP, independent public accountants. This selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of the Company and the notes thereto incorporated by reference into this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except per share data)	2002	2001	2001	2000	1999	1998	1997
Statement of Operations Data:
Revenues:
System sales	$56,305	$53,857	$71,268	$79,987	$91,946	$59,400	$66,798
Client support, maintenance and other services	48,637	45,719	60,711	48,057	37,720	23,535	11,205

Total revenues	104,942	99,576	131,979	128,044	129,666	82,935	78,003
Cost of revenues:
System sales	28,769	29,565	38,799	39,620	46,001	28,877	34,019
Client support, maintenance and other services	28,213	28,955	38,043	37,356	29,989	20,288	10,298

Total cost of revenues	56,982	58,520	76,842	76,976	75,990	49,165	44,317

Gross profit	47,960	41,056	55,137	51,068	53,676	33,770	33,686
Operating expenses:
Product development	11,106	8,026	11,234	11,030	11,125	11,199	6,897
Sales and marketing	15,749	15,305	19,718	12,720	12,302	11,730	5,819
Depreciation and amortization	4,148	7,237	9,643	7,706	6,057	4,665	2,384
Non-recurring charges	—	1,023	1,244	—	—	1,276	30,086
General and administrative	9,393	12,033	15,056	15,818	13,204	12,360	9,059

Income (loss) from operations	7,564	(2,568)	(1,758)	3,794	10,988	(7,460)	(20,559)
Interest income, net	546	1,297	1,513	3,240	1,613	1,800	989

Income (loss) before income taxes and extraordinary items	8,110	(1,271)	(245)	7,034	12,601	(5,660)	(19,570)
Income tax provision (benefit)(1)	3,501	(363)	183	1,773	4,992	(2,265)	(212)
Extraordinary items, net of taxes(2)(3)	—	—	—	(1,520)	—	—	131

Net income (loss)	$4,609	$(908)	$(428)	$6,781	$7,609	$(3,395)	$(19,489)

Basic income (loss) per share:
Income (loss) before extraordinary items	$0.17	$(0.03)	$(0.02)	$0.19	$0.31	$(0.14)	$(0.99)
Extraordinary gain (loss) on early extinguishment of debt	—	—	—	0.05	—	—	(0.01)

Total basic income (loss) per share (4)(5)	$0.17	$(0.03)	$(0.02)	$0.24	$0.31	$(0.14)	$(1.00)

Diluted income (loss) per share:
Income (loss) before extraordinary item	$0.16	$(0.03)	$(0.02)	$0.18	$0.28	$(0.14)	$(0.99)
Extraordinary gain (loss) on early extinguishment of debt	—	—	—	0.05	—	—	(0.01)

Total diluted income (loss) per share (4)(5)	$0.16	$(0.03)	$(0.02)	$0.23	$0.28	$(0.14)	$(1.00)

Weighted average shares outstanding:
Basic (4)(5)	27,674	27,770	27,726	27,294	24,630	23,985	19,536

Diluted (4)(5)	28,935	27,770	27,726	29,791	27,519	23,985	19,536

	September 30,	December 31,
	2002	2001	2000	1999	1998	1997
Balance Sheet Data:
Working capital	$59,267	$55,205	$70,882	$65,947	$47,329	$57,259
Total assets	137,019	125,162	131,261	111,999	84,166	93,515
Long-term debt and shareholder loan, including current portion	1,268	1,610	—	4,355	4,267	4,728
Shareholders’ equity	111,992	103,614	108,387	85,935	69,245	71,021

(1)
As a result of its election to be treated as an S Corporation for income tax purposes, prior to completion of its initial public offering in February 1997, the Company was not subject to federal or state income taxes. For periods prior to the termination of the S Corporation status, pro forma net income amounts include additional income tax benefits determined by applying the Company’s anticipated statutory tax rate to pretax income (loss), adjusted for permanent tax differences. From February (C Corporation inception) until December 31, 1997, the Company did not record a tax benefit, primarily due to nondeductible purchased research and development costs. A tax benefit was recorded in 1998 due to the net operating loss for the year. See Note 8 to the consolidated financial statements.

(2)	During 1997, the Company recorded a loss from early extinguishment of debt of $131,000, net of income tax.
(3)	During 2000, the Company recorded a gain on early extinguishment of debt of approximately $1.5 million, net of income tax.
(4)
In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS 128”), effective for fiscal years ending after December 15, 1997. The Company adopted the new guidelines for the calculation and presentation of earnings per share, and all prior periods have been restated.

(5)	On April 1, 2000 the Company effected a 3-for-2 stock split. All historical shares and weighted average shares have been restated to account for this split.

The following table provides pro forma results for the nine months ended September 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999, as if the non-amortization provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which the Company adopted on January 1, 2002, had been applied.

	For the nine months ended September 30,		December 31,
	2002	2001	2001	2000	1999
Net income (loss):
Reported net income (loss)	$4,609	(908)	$(428)	$6,781	$7,609
Goodwill amortization, net of tax	—	1,052	1,369	950	751

Adjusted net income (loss)	$4,609	$144	$941	$7,731	$8,360

Basic earnings (loss) per share:
Reported basic earnings (loss) per share	$0.17	$(0.03)	$(0.02)	$0.24	$0.31
Goodwill amortization, net of tax	—	0.04	0.05	0.04	0.03

Adjusted basic earnings (loss) per share	$0.17	$0.01	$0.03	$0.28	$0.34

Diluted earnings (loss) per share:
Reported diluted earnings (loss) per share	$0.16	$(0.03)	$(0.02)	$0.23	$0.28
Goodwill amortization, net of tax	—	0.04	0.05	0.03	0.02

Adjusted diluted earnings (loss) per share	$0.16	$0.01	$0.03	$0.26	$0.30

SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 18, 2002 by the shareholders who are offering common stock under this prospectus. Beneficial ownership includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. All of the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below. None of the selling shareholders owns in excess of 1% of the issued and outstanding shares of our common stock.
Name of Selling Shareholder	Shares Beneficially Owned Before the Offering		Shares Offered	Shares Beneficially Owned After the Offering(1)
Former shareholders of Breeze Software Proprietary Limited. (2)
Wycross PTY LTD TR U/A 04/27/81 The Landers Family Trust	68,077		36,258	31,819
Lyledeen PTY LTD TR U/A 02/03/89 The RJ Calaby Family Trust	15,512		8,262	7,250
Gary John Landers	17,077	(3)	776	16,301
Harold Henry Grace	14,561		7,755	6,806
Laurel Gayle Grace TR The HH Grace Family Trust	34,649		18,454	16,195
Raymond John Calaby	14,977		7,755	7,222
Janet Christine Calaby	11,648		6,204	5,444

Total	176,501		85,464	91,037

(1)
Assuming all offered shares are sold. Because the selling shareholders may sell all, some or none of their shares included in this prospectus, we cannot estimate the number and percentage of shares that the selling shareholders will hold after any particular sale.

(2)
On May 10, 2001, Radiant purchased all the outstanding capital stock of Breeze Software Proprietary Limited. On July 1, 2002, Radiant issued an aggregate of 85,464 shares as contingent consideration in the acquisition.

(3)	Includes 15,620 shares subject to presently exercisable stock options.

USE OF PROCEEDS

The shares of our common stock offered under this prospectus will be sold by the selling shareholders named in this prospectus. We will not receive any of the cash proceeds from the sale of shares of common stock by the selling shareholders.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling shareholders. Selling shareholders include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus.

We will pay all costs, expenses and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.

The selling shareholders may offer and sell shares of our common stock being offered by this prospectus from time to time in a number of ways, including:

•	through agents to the public or to one or more purchasers;
•	through dealers to the public or to one or more purchasers;
•	to or through underwriters for resale to the public or to one or more purchasers;
•	directly to one or more purchasers; or
•	through a combination of such methods.

The selling shareholders may offer and sell shares of our common stock being offered by this prospectus from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;
•	market prices prevailing at the time of sale;
•	prices related to the prevailing market prices; or
•	negotiated prices.

The transactions in which selling shareholders may offer and sell shares of our common stock being offered by this prospectus directly to purchasers or through underwriters, dealers or agents at fixed, market or negotiated prices include:

•	sales directly into the trading market for the common stock;
•	block transactions;
•	underwritten offerings; or
•	privately negotiated sales.

Agents

The selling shareholders may designate agents from time to time to solicit purchases of our common stock. The selling shareholders may also sell shares of our common stock to an agent as a principal.

Dealers

If the selling shareholders utilize a dealer in the sale of shares of our common stock being offered by this prospectus, the selling shareholders will sell the shares to the dealer, as principal. The dealer may then resell the shares of our common stock to the public at varying prices to be determined by the dealer at the time of resale.

Underwriters

If shares of common stock are sold in underwritten offerings, the underwriters may acquire the shares for their own account. The underwriter may resell the shares of our common stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, at market prices determined at the time of sale, at prices related to such market price or at negotiated prices. The selling shareholders will execute an underwriting agreement with the underwriter at the time of sale, and the obligations of the underwriter to purchase the shares of our common stock will be subject to the conditions set forth in such applicable underwriting agreement. The selling shareholder, or the purchasers of the shares of our common stock for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts and commissions. The underwriter may sell the shares of our common stock to or through dealers, in a syndicate or otherwise, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

Direct Sales

The selling shareholders may also sell the shares of our common stock directly to one or more purchasers without using underwriters, dealers or agents.

To facilitate the offering of the shares of our common stock, persons participating in the offering may engage in transactions that stabilize or maintain the price of the shares. This may include over-allotments of the shares of our common stock, which involve the sale by persons participating in the offering of more shares than the selling shareholders sold to them. In these circumstances, these persons would cover such over-allotments by making purchases in the open market or by exercising any over-allotment option. In addition, these persons may stabilize or maintain the price of the shares of our common stock by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the shares of our common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the shares of our common stock at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

In addition, persons participating in the offering may engage in short sales. Shorts sales involve the sale by these persons of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than such person’s option to purchase additional shares from the selling shareholder in the offering. These persons may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, these persons will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. These persons must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if these persons are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Any underwriter who is a qualified market maker on the Nasdaq National Market may engage in passive market making transactions in the shares of our common stock in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the shares. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the shares of our common stock; if all independent bids are lowered below the passive market marker’s bid, however, the passive market maker must either promptly lower its bid or otherwise comply with Rule 103(b)(3) of Regulation M.

We will set forth in a prospectus supplement the terms of the offering of the shares of our common stock, including:

•	the name or names of any agents, dealers or underwriters;
•	the purchase price of the shares of our common stock being offered and
•	the proceeds the selling shareholder and we will receive from the sale;
•	any over-allotment options under which the underwriters may purchase additional shares of our common stock from the selling shareholders;
•	any agency fees or underwriting discounts or other items constituting agents’ or underwriters’ compensation;
•	any public offering price; and
•	any discounts or commissions allowed or reallowed or paid to dealers.

Dealers and agents participating in the distribution of the shares of our common stock may be deemed to be underwriters within the meaning of the Securities Act. Any discounts and commissions received by underwriters, dealers and agents, and any profit realized by them on resale of the shares, may be deemed to be underwriting discounts and commissions. The selling shareholders may agree to indemnify any underwriter, dealer or broker-dealer or agent that participates in transactions involving sales of the shares of our common stock against certain liabilities, including liabilities under the Securities Act.

The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of business.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus are being passed upon for us by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

EXPERTS

The audited consolidated financial statements incorporated by reference in this prospectus for the fiscal years ended December 31, 1999, 2000 and 2001 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus as having audited these financial statements for the fiscal years ended December 31, 1999, 2000 and 2001, as required by Section 7 of the Securities Act. Accordingly, we have included these financial statements in reliance on Rule 437a under the Securities Act. Due to the lack of Arthur Andersen’s written consent to the inclusion of its reports in this prospectus, Arthur Andersen will not have any liability under Section 11 of the Securities Act for false and misleading statements and omissions contained in the prospectus, including the financial statements, and any claims against Arthur Andersen related to any such false and misleading statements will be limited.

RADIANT SYSTEMS, INC.

85,464 SHARES

COMMON STOCK

P R O S P E C T U S

___________, 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

Set forth below are estimates of the fees and expenses payable by Radiant Systems, Inc. (the “Company”) in connection with the offer and sale of the common stock being registered:

SEC Registration Fee	$76
Legal Fees and Expenses	10,000
Accounting Fees and Expenses	5,000
Printing, Materials, and Postage	5,000
Miscellaneous Expenses	924

Total	$21,000

Item 15.    Indemnification of Directors and Officers

As provided under Georgia law, the Company’s Articles of Incorporation provide that a Director shall not be personally liable to the Company or its shareholders for monetary damages, for breach of the duty of care or any other fiduciary duty owed to the Company as a Director, except that such provisions shall not eliminate or limit the liability of a Director (a) for any appropriation, in violation of his or her duties, of any business opportunity of the Company; (b) for acts or omissions which involve intentional misconduct or a knowing violation of law; (c) for unlawful corporation distributions; or (d) for any transaction from which the Director received an improper personal benefit. If applicable law is amended to authorize corporate action further eliminating or limiting the liability of Directors, the liability of each Director of the Company shall be eliminated or limited to the fullest extent permitted by applicable law. These provisions apply to claims against officers, employees, and agents of the Company as well. Article VI of the Company’s Bylaws provides that the Company shall indemnify a Director who has been successful in the defense of any proceeding to which he or she was a party or in defense of any claim, issue or matter therein because he or she is or was a Director of the Company, against reasonable expenses incurred by him or her in connection with such defense.

The Company’s Bylaws also provide that the Company may indemnify any Director, officer, employee or agent made a party to a proceeding because he or she is or was a Director, officer, employee or agent against liability incurred in the proceeding if he or she conducted himself or herself in good faith and reasonably believed, in the case of conduct in his or her official capacity, that such conduct was in the best interests of the Company; in all other cases, that such conduct was at least not opposed to the best interests of the Company; and in the case of any criminal proceeding, that he or she had no reasonable cause to believe such conduct was unlawful. An officer who is not a Director, or an officer who is also a Director and is made a party to a proceeding on the sole basis of an act or omission in his or her capacity as an officer, may be indemnified as provided by the Articles, Bylaws, a resolution of the Board or contract; except for liability arising out of conduct that constitutes (i) an appropriation, in violation of his or her duties, of any business opportunity of the Company, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions, or (iv) any transaction from which the officer received an improper personal benefit. Determination concerning whether or not the applicable standard of conduct has been met can be made by (a) a majority of all of the disinterested members of the Board; (b) a majority of a committee of disinterested Directors; (c) independent legal counsel; or (d) the shareholders. No indemnification may be made to or on behalf of a Director, officer, employee or agent (1) in connection with a proceeding by or in the right of the Company in which such person was adjudged liable to the Company, except for reasonable expenses incurred in connection with the proceeding if it is determined that the Director has met the relevant standard of conduct, or (2) in connection with any other proceeding with respect to conduct for which such person was adjudged liable on the basis that personal benefit was improperly received by him or her, whether or not involving action in his or her official capacity.

The Company may, if authorized by its shareholders by a majority of votes which would be entitled to be cast in a vote to amend the Company’s Articles of Incorporation, indemnify or obligate itself to indemnify a Director, officer, employee or agent made a party to a proceeding, including a proceeding brought by or in the right of the Company.

Item 16.    Exhibits.

The following exhibits are filed with this Registration Statement.

Exhibit No.	Description of Exhibit
4.1	Amended and Restated Articles of Incorporation (incorporated herein by reference to the Company’s Registration Statement on Form S-1, as amended, Registration No. 333-17723).
4.2	Amended and Restated Bylaws (incorporated herein by reference to the Company’s Registration Statement on Form S-1, as amended, Registration No. 333-17723).
5.1	Legal Opinion of Smith, Gambrell & Russell, LLP
23.1*	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a).
23.2	Consent of Smith, Gambrell & Russell, LLP (contained in their opinion at Exhibit 5.1)
24.1	Powers of Attorney (contained in the signature page to this Registration Statement)

*
After reasonable efforts, we have not been able to obtain the consent of Arthur Andersen LLP to the incorporation into this Registration Statement on Form S-3, of their report with respect to our financial statements, which appeared in our Annual Report on Form 10-K for the year ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Act of 1933, as amended, permits this Registration Statement to be filed without a written consent from Arthur Andersen. Because Arthur Andersen has not consented to the incorporation by reference of their report into this Registration Statement, you will not be able to assert claims against Arthur Andersen under Section 11 of the Securities Act of 1933, as amended, for any untrue statement of a material fact contained in our financial statements incorporated herein or any omissions to state a material fact required to be stated therein.

Item 17.    Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on the 27th day of December, 2002.

RADIANT SYSTEMS, INC.

By:	/s/ EREZ GOREN
Erez Goren, Co-Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Erez Goren and John H. Heyman, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him, in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, including a Registration Statement filed under Rule 462(b) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ EREZ GOREN Erez Goren	Co-Chairman of the Board and Co-Chief Executive Officer (principal executive officer)	December 27, 2002

/s/ ALON GOREN Alon Goren	Co-Chairman of the Board and Chief Technology Officer	December 27, 2002

/s/ JOHN H. HEYMAN John H. Heyman	Executive Vice President, Chief Financial Officer, Co-Chief Executive Officer and Director (principal financial officer)	December 27, 2002

/s/ PAUL ILSE Paul Ilse	Vice President of Finance (principal accounting officer)	December 27, 2002

/s/ JAMES S. BALLOUN James S. Balloun	Director	December 27, 2002

/s/ MICHAEL Z. KAY Michael Z. Kay	Director	December 27, 2002

/s/ J. ALEXANDER M. DOUGLAS, JR. J. Alexander M. Douglas, Jr.	Director	December 27, 2002

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Amended and Restated Articles of Incorporation (incorporated herein by reference to the Company’s Registration Statement on Form S-1, as amended, Registration No. 333-17723).
4.2	Amended and Restated Bylaws (incorporated herein by reference to the Company’s Registration Statement on Form S-1, as amended, Registration No. 333-17723).
5.1	Legal Opinion of Smith, Gambrell & Russell, LLP
23.1	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a)
23.2	Consent of Smith, Gambrell & Russell, LLP (contained in their opinion at Exhibit 5.1)
24.1	Powers of Attorney (contained in the signature page to this Registration Statement)